FORM 10-SB/A

                               THIRD AMENDMENT TO
          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
           ISSUERS PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              WHATSONLINE.COM, INC.
                              ---------------------
             (Exact name of registrant as specified in its charter)


NEVADA                                                      98-0170247
------                                                      ----------
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)



15 Wertheim Court, Suite 311, Richmond Hill, Ontario        L4B 3H7
----------------------------------------------------        -------
(Address of principal executive offices)                    (Zip Code)


Registrant's telephone number, including area code:         (905) 709-8240
                                                            --------------

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                                  Name of each exchange on
 to be so registered                                 which each class is to
                                                     be registered

                                      NONE


Securities to be registered pursuant to Section 12(g) of the Act:

             100,000,000 Shares of Common Stock, par value $.00001

                                TABLE OF CONTENTS
                                                                            Page
COVER PAGE                                                                     1

TABLE OF CONTENTS                                                              2

PART I                                                                         3

DESCRIPTION OF BUSINESS                                                        3

DESCRIPTION OF PROPERTY                                                       13

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES                       14

 REMUNERATION OF DIRECTORS AND OFFICERS                                       16

SECURITY OWNERSHIP OF MANAGEMENT AND
    CERTAIN SECURITYHOLDERS                                                   16

INTEREST OF MANAGEMENT AND OTHERS IN
    CERTAIN TRANSACTIONS                                                      17

SECURITIES BEING OFFERED                                                      17

PART II                                                                       18

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
   COMMON EQUITY AND OTHER STOCKHOLDER MATTERS                                18

LEGAL PROCEEDINGS                                                             19

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                                 19

RECENT SALES OF UNREGISTERED SECURITIES                                       19

  INDEMNIFICATION OF DIRECTORS AND OFFICERS                                   20

PART F/S                                                                      20

 FINANCIAL STATEMENTS                                                         20

PART III                                                                      20
 INDEX TO EXHIBITS                                                            20

SIGNATURES                                                                    21

                                     PART I

         The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 6.  DESCRIPTION OF BUSINESS
-------  -----------------------

     WhatsOnline.Com, Inc., formerly known as American Alliance Corporation, (The Company) is a developmental stage company. The Company was incorporated under the laws of the State of Utah, on July 14, 1983 under the name of Far West Gold, Inc., with an authorized capital of 50,000,000 shares of common stock with a par value of $.001 per share.

     On July 14, 1983, the Company, in connection with a Rule 504, Regulation D offering issued 10,282,000 new shares (5,141,000 old shares) of common stock for cash at $.003 per share or $15,000. (All references to old and new shares here and elsewhere in this disclosure refer to pre- and post-shares based upon the 2:1 forward stock split effective May 14, 1999.) During October 1984, the Company issued 26,018,000 new shares (13,009,000 old shares) of common stock at $.01 per share or $130,090, less expenses of the offering of $27,547, for net proceeds of $102,543. The Company was not operational for the years 1990 to 1995 and received no revenues during this time, although the year ended December 31, 1990, the Company received a capitol contribution of $4,364 to pay expenses, and for the year ended December 31, 1991, the Company received a capitol contribution of $100 to pay expenses for the Company. For the year ended December 31, 1995, the Company issued 40,000,000 new shares (20,000,000 old shares) of common stock at $.001 per share to satisfy current liabilities in the amount of $20,000.

     On April 15, 1996, the Company effected a reverse split of 500:1, with par value remaining at $.001. On April 16, 1996, the Company issued 8,000,000 new shares (4,000,000 old shares) of common stock at $.0005 per share for services or $2000 to Mr. Harmel S. Rayat, a director of the Company. On May 9, 1996, in connection with a Rule 504, Regulation D offering, the Company issued 8,000,000 new shares (4,000,000 old shares) of common stock at $0.05 per share for cash in the amount of $200,000. On May 9, 1996, the stockholders authorized a name change to Far West Resources, Inc. and authorized an increase in the number of shares that Company has authority to issue to 105,000,000, of which 100,000,000 shares shall be at $.001 par value common stock, and 5,000,000 shares shall be $.10 par value preferred stock.

     On June 30, 1997, the stockholders authorized a name change to American Alliance Corporation, authorized a change in the state of registration from Utah to Nevada, authorized an increase in common share par value from $.001 to $.00001 and preferred share par value from $.10 to $.0001, and authorized to adopt the 1997 Stock Option Plan and reserve 2,500,000 new shares (1,250,000 old shares) for issuance thereunder. On June 30, 1997, in connection with a Rule 504, Regulation D offering, the Company issued 4,000,000 new shares (2,000,000 old shares) of common stock for cash of $45,000 and $255,000 for services at $0.15 per share or a total of $300,000. On September 22, 1997, the Company merged the Utah Corporation, Far West Resources, Inc., into American Alliance Corporation, a Nevada Corporation, with the Nevada Corporation being the surviving corporation. On October 14, 1997, the Company issued 2,000,000 new shares (1,000,000 old shares) of common stock in a Rule 504, Regulation D offering memorandum at $.50 per share or $500,000. On December 9, 1997, the Company issued 900,000 new shares (450,000 old shares) of common stock in a Rule 505, Regulation D offering memorandum at $2.00 per share or $900,000, along with 900,000 new (450,000 old) share purchase warrants to purchase common shares at $2.00 per share until December 9, 2001.

     On January 9, 1998, the Company organized American Alliance, Inc., its wholly owned subsidiary, under the laws of the State of Nevada with an authorized capital of 1000 common shares, with a par value of $.001, and with one share issued to American Alliance Corporation. On June 22, 1998, the stockholders authorized to adopt the 1998 Stock Option Plan and reserve 3,500,000 new shares (1,750,000 old shares) for issuance thereunder. On July 27, 1998, the Company appointed Mr. Britt Weaver as President and Chief Executive Officer, replacing Mr. Harmel S. Rayat who remains the Company's Chairman. Mr. Weaver also replaced Mr. Kundan S. Rayat as a Director, who retired from the Board. On September 15, 1998, the Company paid $29,000 for 100% of the shares of Rowland Carmichael & Associates, Inc., an Arizona based broker dealer, for the development of an online brokerage service. Subsequent to the acquisition of Rowland Carmichael, the Company decided not to enter into the business of Internet brokerage services. The Company's ongoing industry research indicated that an ever-increasing amount of capital would have to be expended for advertising and marketing in order to attract and retain customers in the Internet brokerage business. The Company also determined that a greater-than-expected number of competitors coming into the online brokerage business would make it difficult for the Company to compete. It was management's opinion that the Company did not have the financial resources to incur the ongoing losses and working capital required to compete effectively against competitors that are and were much better funded. On December 1, 1998, Mr. Kesar
S. Dhaliwal joined the Board of Directors as President and Chief Executive Office in the place of Mr. Britt Weaver.

         In January, 1999, the Company entered into the field of targeted Internet streaming with the launch of its portal www.eviewonline.com. The Company's objective is to make available aggregated audio and video content on a worldwide basis, with particular emphasis on entertainment, news, sports, fashion and business. This will consist of a central location for online users looking for one website from which they can access a variety of streaming audio and video content. The Company will also provide companies with the ability to stream various corporate events, such as annual general meetings and new product launches. The phrase "aggregated audio and video content" means the cumulative collection of a wide variety of audio and video streamed content at one location. The Company is able to source and aggregate content primarily through researching and gathering public domain information, for which there is no cost associated other than the cost of the Company's staff to collect the information.

         Streaming media technology has enhanced the graphical capabilities of the Internet. Prior to streaming technology, users could not play audio or video clips until they had been downloaded in their entirety, resulting in significant waiting times. Traditionally, web servers have functioned by transmitting information requests as quickly as possible, disconnecting, and then serving other requests. Web browsers receive this information and assemble it on the computer screen for viewing. This type of transmission works well for static graphics and text; however, it is very problematic for moving images and sound from video, animation and music because the files are very large and cannot be transmitted in a reasonable time frame. The download time for these large files, even a short video clip, is, for most users, unbearable. With streaming media technology, data is transmitted to the user as the media is viewed, in a continuous connection. This continuous stream is similar to watching television or listening to the radio, where the images or audio is received just before you see the image or hear the sounds. The advantage of streaming media technology over television and radio, however, is that the user may view or listen to the clip at any time, rather than when the radio or television station chooses to air it.

         In April, 1999, the Company acquired the domain name www.whatsonline.com in exchange for a consideration of $50,000 and merged the contents of eviewonline.com into whatsonline.com. A trademark application has been filed for whatsonline with the United States Patent and Trademark Office. Visitors to eviewonline.com currently are automatically directed to whatsonline.com. At present, the Company plans to keep eviewonline.com active as a possible location for future endeavours.

         The Company has not yet brought in any revenues directly from its streaming portal. During the next nine months, the Company plans to enhance the features of its website, including making the site more user-friendly, adding the availability of music downloads, and generally improving available coverage of sports, news and entertainment content. Consequently, the Company expects to incur further development expenses of approximately $30,000 per month, which will be covered by the Company's present cash reserves. The Company's future revenue source will be from the sale of advertising on its web site, the sale of streamed corporate events such as shareholders' meetings and new product launches using outsourced streaming infrastructure.

         The Company has also entered into a Joint Venture Agreement with Hollinger Digital, Inc. Under the terms of the Joint Venture Agreement, the Company will provide aggregated media streaming content on a co-branded basis to Hollinger Digital's www.ukmax.com, a British Internet portal. Online users seeking media streaming content will be able to hyperlink from the front page of www.ukmax.com directly to the Company's streaming portal located at www.whatsonline.com. Similar direct links will be made available from other pages with www.ukmax.com, specifically relating to sports, entertainment, news, fashion, travel, health and weather and other topics. The Company will benefit from potential new traffic brought in from Hollinger Digital's portal site and shall retain fifty percent of the net revenues generated from advertising, marketing, subscription, or other sources relating to the ukmax.com/whatsonline.com co-branded joint venture. This revenue stream is not expected to begin until the fiscal year 2000.

         On May 4, 1999, the Board of Directors held a meeting at which it was resolved to commence a forward split of the Company's common stock on a two-to-one basis. This split became effective on May 14, 1999. On
May 5, 1999, the Directors elected to change the Company's name to "WhatsOnline.Com, Inc." This name change took place on May 20, 1999.

         The Company is a development stage company, as defined in Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing its business, and although its planned operations have commenced there have been no significant revenues derived therefrom. Using media streaming technologies and infrastructures already developed by companies such as Microsoft, Real Networks, InterVu and others, the Company plans initially to market and brand itself as a media streaming portal and an online listing guide to online users seeking an enriched multimedia audio/video web experience.

An online listing guide is simply a compilation of upcoming events that can be viewed or listened to through the Internet. Much like a television guide provides dates and times of upcoming programs, an online listing guide provides the same programming information for online events. By focusing on sales and marketing, and either outsourcing or co-branding most technology and capital intensive aspects, the Company's objective is to place emphasis on generating revenues from advertising, sponsorships, pay per view broadcasts of business events such as shareholder meetings and new product launches, fees from streamed content, and e-commerce.

         With the availability of broadband Internet access accelerating, along with the proliferation of software enabling multimedia viewing of online content, more and more online users will come to expect a TV like web experience, which in turn can be used to draw more traffic. To date, only a small percentage of mostly large corporations have streamed their products or services over the Internet. While a significant marketplace is available for the Company's services, the Company believes that there will be significant competition from numerous parties, both in the near and long term. Competition exists from such companies as Broadcast.com, InterVu, Payperview.com, and others. The Company intends to compete by aggressively branding itself as a streaming portal, with wide ranging and international content, focus on sales and marketing of its services, and enter markets where the Company can leverage off its first mover advantage. This will be done by making available as wide a range of content as possible, with particular emphasis upon news, entertainment, sports and music. By having a broad base of content, the Company hopes to gain increasing popularity and build its streaming portal traffic through repeat visitors. This will position the Company as a "premier" streaming portal.

         The Company believes the number of visitors to its site can be increased by adding content from a number of European and Asian countries. By offering content from countries located in South America, Africa and the Middle East, the Company hopes that its "brand" can be further enhanced by being one of the first companies to make streaming media content available on a single website. Over the next nine months, the Company plans to add and make available sports, news, fashion, finance and entertainment streaming content from a number of European countries. The Company expects to open a small sales office in London, England, in the second quarter of the year 2000, by which time the Company expects streaming infrastructure from companies such as Real Networks and InterVu to be more advanced. The office will be established in order to stream corporate events such as shareholders' meetings and new product launches using outsourced streaming infrastructure.

         The Company is solely reliant upon a number of technology leaders to continue to develop software and technological infrastructures. As the competition continues, demand and usage among online viewers will increase. As streaming media continues to evolve into a necessary component of the Internet experience, more and more companies are entering the market. This improves the quality and reliability of the software and the ease of use and makes the user's existing network components more compatible. The main competitors in the development and distribution of streaming media solutions include RealNetworks, Microsoft Corporation, Apple Computers, Inc., Cisco Systems, Inc./Precept Software, Picture Tel/Starlight Networks and Oracle Corporation.

     While competition is expected to intensify in the future, the high growth of the Internet itself is expected to expand the size of the marketplace in order to allow for many competitors. The

Computer Industry Almanac reported that there were more than 147 million world-wide users of the Internet at the end of 1998, compared to just 61 million at the end of 1996, with approximately 50% of the total being in the US. With the number of Internet users around the world constantly growing, the Computer Industry Almanac projects that worldwide users will reach 320 million by the end of year 2000, and surpass 720 million by 2005.

         Fueling greater interest in the Internet is the continued improvement and development of software, hardware and technological infrastructure that has allowed the Internet to develop from a medium that delivered slow downloading web pages with marginal graphics and text only content to one that now delivers near broadcast quality audio and video content, both live and archived. In fact, the Internet has dramatically shifted traditional radio and TV habits. In the second half of 1998, 13 percent of Americans listened to the radio over the Internet, compared to just 6 percent of the US population that had tuned in online in July 1998. Technological improvements have actually resulted in less TV viewing time in households with Internet access according to a recent report by the Yankee Group, a leading Internet market research group, entitled "TVs, PCs and Beyond: Convergence or Confusion" (CyberAtlas, http://www.internet.com, February 16, 1999). The Yankee Group study found that households with PCs and Internet access were more likely to be Cable and DBS subscribers, with the extra time taken up by the Internet affecting broadcasters, who typically rely on advertising as opposed to subscription fees for revenue.

Management's Discussion and Analysis and Plan of Operations
-----------------------------------------------------------

The Company's wholly owned subsidiary, Rowland Carmichael & Associates, Inc., reported $66,426 in revenues during fiscal 1998 prior to its acquisition by the Company. Otherwise, the Company has not had any revenues from operations in each of the last two fiscal years, nor during the most recent six month period ended June 30, 1999. Further, the Company expects minimal, if any, revenues during the six month period between July 1, 1999 and December 31, 1999. The Company's operations are currently centered around the further development of its web site and the collection of a large base of media streaming content for its media streaming portal. The development work currently taking place is centered around making the site more user-friendly, adding e-commerce capabilities. A transaction server will allow for the sale of goods such as videos and music CDs and the addition of MP3 downloads, which allow for songs to be replayed at near-CD quality on computers or on small MP3 players. (MP3 is a type of high-quality sound file.) At present, the Company is expending approximately $30,000 per month in the further development of its site and the collection of streamed content. The Company currently employs 4 individuals full time at its head office, as well as one part-time bookkeeper, and expects to add another 4 individuals in the next 30 to 60 days. These new employees are expected to add an additional $20,000 per month to the Company's monthly cost of operations. As of June 30, 1999, the Company had $765,045 in cash and $5,441 in outstanding payables. This cash reserve is sufficient to cover the operating expenses of the Company for the next 12 months. The Company does not expect to purchase any additional computer hardware or make any significant equipment purchases in the next 12 months.

Results of Operations
---------------------

     The Company's wholly owned subsidiary, Rowland Carmichael & Associates, Inc., reported $66,426 in revenues during fiscal 1998 prior to its acquisition by the Company. Otherwise, the Company has not had any revenues from operations in each of the last two fiscal years, nor for the three month period ending March 31, 1999 and the six months period ended June 30, 1999.

     For the three month period ending March 31, 1999, the Company's general and administrative operating expenses totaled $304,880, an increase of 3019% from the same three month period ending March 31, 1998, when the Company's general and administrative operating expenses totaled $9,774. The Company experienced a $0.01 per share loss for quarter ended March 31, 1999, versus a $0.001 per share loss for the ended March 31, 1998. This increase is primarily attributable to continued development costs associated with the Company's web site and to increased payroll. Interest income was $11,285 and $19,626 for the three month period ending March 31, 1999 and 1998, respectively. Interest earned in the future will be dependent upon Company funding cycles and prevailing interest rates. As of March 31, 1999, the Company's cash balance was $878,113, compared to $1,225,276 as at December 31, 1998. The Company has financed its operations primarily through its cash on hand resulting in a decrease of $347,163, or 28% during the period between January 1, 1999 and March 31, 1999. During the three month period ended March 31, 1999, the Company received $9,000.00 from the exercise of 18,000 stock options, versus no stock option exercise proceeds during the same three month period in 1998.

     For the six month period ending June 30, 1999, the Company's general and administrative operating expenses totaled $437,341, an increase of 761% from the same six month period ending June 30, 1998, when the Company's general and administrative operating expenses totaled $50,785. The Company experienced a $0.02 oer share loss for the six month period ended June 30, 1999, versus a $0.001 per share loss for the same six month period in 1998. This increase is primarily attributable to continued development costs associated with the Company's website and to increased payroll. Interest income was $20,969 and $39, 176 for the six month period ending June 30, 1999 and 1998, respectively. Interest earned in the future will be dependant upon Company funding cycles and prevailing interest rates. As of June 30, 1999, the Company's cash balance was $765,045, compared to $1,225,276 as at December 31, 1998. The Company has financed its operations primarily through its cash on hand, resulting in decrease of $460,231, or 38%, in cash on hand during the six month period January 1, 1999 and June 30, 1999. During the six month period ended June 30, 1999, the Company received $40,000.00 from the exercise of 80,000 stock options, versus no stock option exercise proceeds during the same six month period in 1998.

ITEM 7.  DESCRIPTION OF PROPERTY
-------  -----------------------

         The Company maintains its head office at 15 Wertheim Court, Suite 311, Richmond Hill, Ontario, L4B 3H7. These premises are 2180 sq. ft. and are leased for C$3203.79 per month. The Company's lease expires on February 2, 2001, however, the Company has an option to renew for another five year term.

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
-------  -------------------------------------------------------

         The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

HARMEL S. RAYAT (Age 38) Chairman, Director. Mr. Rayat has been in the venture capital industry since 1981 and since January 1993 has been the president of Hartford Capital Corporation, a company which specializes in providing early stage funding and investment banking services to emerging growth corporations. From January 1989 through December 1992 Mr. Rayat was the President and CEO of K.S. Rayat & Company, an investment banking and venture capital company, where he was responsible for research, due diligence and investment strategy in early stage, start-up venture capital investments. Mr. Rayat has been a director and President of the Company since March 1996.

KESAR S. DHALIWAL (Age 37) President and Chief Executive Officer, Director. Mr. Dhaliwal has international business management experience in North America, Asia and Europe. Between 1993 and just prior to joining WhatsOnline.Com, Inc. in December 1998, Mr. Dhaliwal led two technology companies which developed and marketed real time Internet based information technology platforms to financial services institutions. From 1986 through 1993, Mr. Dhaliwal was the Chief Strategic Officer and Investment Officer for a large multi-national Singapore based conglomerate. His duties included expanding the company's diverse operations into shipping, construction, hospitality and entertainment. From 1984 through 1986, Mr. Dhaliwal was president of an international hospitality company, where he developed and executed the company's expansion strategy from North America to Europe and Asia.

JASBINDER CHOHAN. (Age 36) Secretary /Treasurer, Director. Ms. Chohan has extensive sales, marketing and accounting experience with established, as well as start up corporations. Since January 1995, Ms. Chohan has been an account manager at an international packaging company. Between March 1991 and January 1995, Ms. Chohan handled all aspects of general accounting, administration, and employee relations at an growing advertising concern and for a holding company involved in recycling.

GURSH S. KUNDAN. (Age 32) Vice President, Business Development. Mr. Kundan has held senior positions with several financial service and technology organizations. From 1996 to 1998, Mr. Kundan was a senior vice president of a start up technology company where he was responsible for developing the technology for, and managing a service bureau operation which administered nine billion dollars of financial service assets for several financial planning firms. During his tenure, he also developed and implemented the firm's business plan and marketing strategy which lead to an increase in revenue. Between 1991 and 1996, Mr. Kundan worked for several financial institutions developing strategic initiatives to increase market share and profitability through marketing programs and process improvement projects. From 1989 to 1991, Mr. Kundan worked for a large information systems company and was responsible for several initiatives, including development of distribution channels, product marketing strategies and marketing research studies. Mr. Kundan holds a Bachelor of Business Administration Degree from Simon Fraser University, with a focus on marketing strategy, management information systems and operations.


ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS
-------  --------------------------------------

     The following table sets forth certain information as to the Company's five highest paid executive officers and directors for the fiscal years ended December 31, 1997 and 1998. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.

                                    SUMMARY  COMPENSATION TABLE

                                   Annual Compensation                          Long Term Compensation

                                                                   Other      Restricted
All Other                                            Annual        Stock      Options/    LTIP          Other
Name &Title             Year     Salary    Bonus     Comp*         Award(s)*  SARs (#)    payouts
Comp
---------------         ----     -------   -----     ----          --------   --------    --------      ----
Harmel S. Rayat         1998     $  - 0 -  - 0 -     - 0 -         - 0 -      - 0 -       - 0 -         - 0 -
Chairman,               1997     $  - 0 -  - 0 -     - 0 -         - 0 -      - 0 -       - 0 -         - 0 -
Director                1996     $  3,000  - 0 -     - 0 -         - 0 -      - 0 -       - 0 -         - 0 -

Britt Weaver            1998     $ 64,167  - 0 -     - 0 -         - 0 -      - 0 -       - 0 -         - 0 -
Former President        1997     $  - 0 -  - 0 -     - 0 -         - 0 -      - 0 -       - 0 -         - 0 -
& CEO                   1996     $  - 0 -  - 0 -     - 0 -         - 0 -      - 0 -       - 0 -         - 0 -

Kesar S. Dhaliwal       1998     $  - 0 -  - 0 -     - 0 -         - 0 -      4,800,000   - 0 -         - 0 -
President & CEO         1997     $  - 0 -  - 0 -     - 0 -         - 0 -      - 0 -       - 0 -         - 0 -
                        1996     $  - 0 -  - 0 -     - 0 -         - 0 -      - 0 -       - 0 -         - 0 -

Jasbinder Chohan        1998     $  - 0 -  - 0 -     - 0 -         - 0 -      - 0 -       - 0 -         - 0 -
Director, Secretary     1997     $  - 0 -  - 0 -     - 0 -         - 0 -        120,000   - 0 -         - 0 -
Treasurer               1996     $  - 0 -  - 0 -     - 0 -         - 0 -      - 0 -       - 0 -         - 0 -

Britt Weaver            1998     $  - 0 -  - 0 -     - 0 -         - 0 -      - 0 -       - 0 -         - 0 -
Former President        1997     $  - 0 -  - 0 -     - 0 -         - 0 -      - 0 -       - 0 -         - 0 -
& CEO                   1996     $  - 0 -  - 0 -     - 0 -         - 0 -      - 0 -       - 0 -         - 0 -

* All share amounts listed in the above table have been adjusted to reflect the 2:1 forward stock split effective May 14, 1999.

               In fiscal 1997, the aggregate amount of compensation  paid to all executive officers and directors as a group for services in all capacities was nil. In fiscal 1998, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $64,167.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               (Individual Grants)


                    Number of Securities   Percent of Total Options/
                    Underlying Options/    SARs Granted To Employee
Name                SARs Granted (#)       In Fiscal Year              Exercise or Base Price
Expiration
----                ----------------       --------------              ----------------------      ----------
Kesar S. Dhaliwal   4,800,000*             100%                        $2.00                       Dec 1, 2008
President & CEO
Director

* This stock amount has been adjusted to reflect the 2:1 forward split effective May 14, 1999

The following table shows certain information about unexercised options at year-end 1998 with respect to named executive officers and directors:

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                OPTION/SAR VALUES

                           Common Shares                      Value of Unexercised
                           Underlying Unexercised             In-The-Money
                           Options on 12/31/98                On 12/31/98
Name                      Exercisable        Unexercisable            Exercisable        Unexercisable
----                      -----------        -------------            -----------        -------------
Harmel S. Rayat                    0                 0                          0                   0
Kesar S. Dhaliwal                  0         4,800,000*                         0         $18,600,000
Jasbinder Chohan                   0           120,000*                         0            $525,000

* These stock amounts have been adjusted to reflect the 2:1 forward split effective May 14, 1999

ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
SECURITYHOLDERS
--------  ------------------------------------------------------------

         The following table sets forth, as of July 14, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 5% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

(1)                        (2)                                (3)(4)
                           Name and address of                Amount and Nature                  Percent
Title of Class             of beneficial owner                of beneficial ownership*           of class
--------------             -------------------                -----------------------            --------
Common                     Harmel S. Rayat                    16,000,000 (1)                     34.6%
                           216 - 1628 West 1st Ave
                           Vancouver, B.C., V6J 1G1

Common                     Kesar S. Dhaliwal                  4,800,000 (2)                      10.4%
                           Suite 311 - 15 Wertheim Court
                           Richmond Hill, Ontario, L4B 3H7

Common                     Jasbinder Chohan                   120,000 (3)                        0.26%
                           216 - 1628 West 1st Ave
                           Vancouver, B.C., V6J 1G1

Common                     Gursh S. Kundan                    0                                  n/a
                           Suite 311 - 15 Wertheim Court
                           Richmond Hill, Ontario, L4B 3H7

Common                     Officers and Directors             20,920,000                         45.26%
                           As A Group (4 persons)


(1)  Common Shares.
(2) Stock options, of which 2,000,000 vest in 5 equal installments each December 1st, beginning 1999. The balance of 400,000 options vest once the Company attains $5,000,000 in annual sales.
(3) Stock options, of which 40,000 are already vested, with the balance of 20,000 to vest November 5th, 1999.
(4) These stock amounts have been adjusted to reflect the 2:1 forward split effective May 14, 1999.

ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
--------  ---------------------------------------------------------

         From time to time, the Company has provided Internet related services at fair market value for MedCare Technologies Inc., a company listed on the NASDAQ Small Cap. Mr. Harmel S. Rayat, a Director and Chairman of the Company, is also a Director and Chairman of MedCare Technologies.

ITEM 12.  SECURITIES BEING OFFERED
--------  ------------------------

Common Stock
------------

         The Company has 100,000,000 common shares authorized with $0.00001 par value. Holders of the Common Stock are entitled to one vote for each share held by them of record on the books of the Company in all matters to be voted on by the stockholders. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available, and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. Declaration of dividends on Common Stock is subject to the discretion of the Board of Directors and will depend upon a number of factors, including the future earnings, capital requirements and financial condition of the Company. The Company has not declared dividends on its Common Stock in the past and the management currently anticipates that retained earnings, if any, in the future will be applied to the expansion and development of the Company rather than the payment of dividends.

         The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Common Stock offered by the Company hereby will, when issued, be validly issued, fully paid and nonassessable.

Stock Options
-------------

     The Company has 2,500,000 new shares (1,250,000 old shares) reserved under its 1997 Stock Option Plan for issuance at $1.00 per share until November 5th, 2007. The optionees and numbers of shares optioned are as follows:

Ranjit Bhogal*                      800,000
Terry Johnston**                    600,000
Bhupinder Mann***                   600,000
Herdev S. Rayat                     220,000
Jasvir S. Rayat                     220,000
Jasbinder Chohan                    60,000

* As at April 19, 1999, 60,000 options have been exercised.
** As at April 19, 1999, 10,000 options have been exercised.
*** As at April 19, 1999, 10,000 options have been exercised.

     The Company has 3,500,000 new shares (1,750,000 old shares) reserved under its 1998 Stock Option Plan. As at April 15, 1999, 2,400,000 shares out of the 3,500,000 shares had been granted at$2.00 per share until November 5th, 2007. The optionees and numbers of shares optioned are as follows:

Kesar  S. Dhaliwal*                 2,400,000

* 2,000,000 options vest in 5 equal installments each December 1st, beginning 1999. The balance of 400,000 options vest once the Company attains $5,000,000 in annual sales.


                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
-------  --------------------------------------------------------
EQUITY AND OTHER STOCKHOLDER MATTERS
------------------------------------

The shares of the Company's stock are traded on the OTC Bulletin Board under the symbol WHAT and the following have been the High and Low prices for the times indicated:

                                    High                       Low
April - June 1999                   $ 5.50                     $ 2.00
January - March 1999                $ 5.13                     $ 1.88
October - December 1998             $ 3.25                     $ 2.44
July - September 1998               $ 3.38                     $ 0.88
April - June 1998                   $  2.82                    $ 1.06
January - March 1998                $  1.63                    $ 1.19
October - December 1997             $  1.19                    $ 0.28
July - September 1997               $  0.25                    $ 0.25
April - June 1997                   $  0.19                    $ 0.10
January - March 1997                $  0.50                    $ 0.32

     There are 900,000 new (450,000 old) share purchase warrants exercisable at $2.00 per share until December 9th, 2001. Other than stock options currently outstanding, there are no other convertible securities.

         As of April 19, 1999 there were 309 registered shareholders of the Company. There are no dividend restrictions on the Company. Market makers who have posted bids or offers during the period April 1996 to April 1999 are as follows: William V. Frankel & Co. Incorporated, Hill Thompson Magid & Co Inc., Knight Securities, Inc., Paragon Capital Corporation and Sharpe Capital, Inc.

         There have been no cash dividends declared on the Company's common stock for the past two years.

ITEM 2.  LEGAL PROCEEDINGS
-------  -----------------

         There are no legal proceedings pending or threatened against the Corporation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-------  ---------------------------------------------

         There have been no disagreements with the Company's independent accountants on accounting and financial matters within the three year period ended December 31, 1998, or in any period subsequent to that date.

         The Company's bylaws indemnify its officers and directors "to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative."

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
-------  ---------------------------------------

     On July 14, 1983, the Company, in connection with a 504 D offering issued 10,282,000 new (5,141,000 old) shares of common stock for cash at $.003 per share or $15,000. During October 1984, the Company issued 26,018,000 new
(13,009,000 old) shares of common stock at $.01 per share or $130,090, less expenses of the offering of $27,547, for a net cash of $102,543. For the year ended December 31, 1995, the Company issued 40,000,000 new (20,000,000 old) shares of common stock at $.001 per share to satisfy current liabilities in the amount of $20,000.

     On April 15, 1996, the Company effected a reverse split of 500:1, with par value remaining at $.001. On April 16, 1996, the Company issued 8,000,000 new (4,000,000 old) shares of common stock at $.0005 per share for services or $2000 to Mr. Harmel S. Rayat, a director of the Company. On May 9, 1996, in connection with a 504 D offering, the Company issued 8,000,000 new (4,000,000 old) shares of common stock at $0.05 per share for cash in the amount of $200,000.

     On June 30, 1997, in connection with a 504 D offering, the Company issued 4,000,000 new (2,000,000 old) shares of common stock for cash of $45,000 and $255,000 for services at $0.15 per share or a total of $300,000. On October 14, 1997, the Company issued 2,000,000 new (1,000,000 old) shares of common stock in a 504 D offering memorandum at $.50 per share or $500,000. On December 9, 1997, the Company issued 900,000 new (450,000 old) shares of common stock in a 505 D offering memorandum at $2.00 per share or

$900,000, along with 900,000 new (450,000 old) share purchase warrants to purchase common shares at $2.00 per share until December 9, 2001.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------  -----------------------------------------

         The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes and pursuant to the Bylaws of the Company. This indemnification, as described in Article VII, Section 1 of the Bylaws, includes "current and future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees."


                                    PART F/S
                              FINANCIAL STATEMENTS

                                 C O N T E N T S

     Independent Auditor's Report. . . . . . . . . . . . . . . . . . . . . . . 1

     Consolidated Balance Sheet at December 31, 1998 and 1997. . . . . . . . . 2

     Consolidated Statement of Operations For the Years Ended
         December 31, 1998 and 1997, and From Inception (July 14, 1983)
         To December 31, 1998 . . . . . . . . . . . . . . . . . . . . . . . .  3

     Consolidated Statement of Stockholders' Equity From Inception
         (July 14, 1983) To December 31, 1998 . . . . .  . . . . . . . . . . 4-6

     Consolidated Statement of Cash Flows For the Years Ended
         December 31, 1998 and 1997, and From Inception (July 14, 1983)
         To December 31, 1998  . . . . . . . . . . . . . . . . . . . . . . . 7-8

     Notes to the Consolidated Financial Statements . . . . . . . . . . . . 9-15

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
WhatsOnline.Com, Inc.
(formerly American Alliance Corporation)
Richmond Hill, Ontario, Canada

We have audited the consolidated balance sheet of WhatsOnline.Com, Inc. (formerly American Alliance Corporation) (A Development Stage Company), (the
Company), and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended and for the period from Inception (July 14, 1983) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WhatsOnline.Com, Inc. (formerly American Alliance Corporation) as of December 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 1, the Company has been in the development stage since its inception on July 14, 1983, and although planned principal operations have commenced, there have been no significant revenues derived therefrom.

Clancy and Co., P.L.L.C.
Phoenix, Arizona 85016
April 15, 1999, except as to Note 7,
which is as of May 20, 1999

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997


                                                       1998                1997
                                                       ----                ----
                                   ASSETS
Current Assets

  Cash and Cash Equivalents                            $   1,225,276       $   1,447,925
Property and Equipment, Net (Note 3)                           7,937                   0
Other Assets

   Organization Costs                                            649                   0
                                                                 ---                   -
Total  Assets                                          $   1,233,862       $   1,447,925
                                                           =========           =========
                    LIABILITIES AND STOCKHOLDERS'
                                  EQUITY

Liabilities                                            $      17,814       $           0
Stockholders' Equity
   Preferred Stock: Authorized
    $0.0001 Par Value, 5,000,000
    Shares; Issued and Outstanding,
    NONE                                                           0                   0
   Common Stock: Authorized
    $0.00001 Par Value, 100,000,000
    Shares; Issued and Outstanding,
    23,052,404                                                   231                 231
   Additional Paid In Capital                              2,043,776           2,043,776

   Loss Accumulated During the Development Stage            (827,959)           (596,082)
                                                            ---------           ---------

Total Stockholders' Equity                                 1,216,048           1,447,925
                                                           ----------          ---------

Total Liabilities and Stockholders' Equity             $   1,233,862       $   1,447,925
                                                           =========           =========



   The accompanying notes are an integral part of these financial statements.
                                        2

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF OPERATIONS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997, AND
               FROM INCEPTION (JULY 14, 1983) TO DECEMBER 31, 1998


                                                                                    From
                                                                                    Inception
                                                                                    (July 14,
                                                  Year Ended         Year Ended     1983) to
                                                  December 31,       December 31,   December 31,
                                                  1998               1997           1998
                                                  ----               ----           ----
Revenues                                          $       66,426     $          0   $       66,426

Operating Expenses

   General and Administrative                            355,022          263,268          962,731

   Asset Write-Down (Note 1)                              14,338                0           14,338
                                                          -------               -          --------

Total Operating Expenses                                 369,360          263,268          977,069
                                                         -------          -------          -------

Operating Loss                                          (302,934)        (263,268)        (910,643)

Other Income

   Interest Income                                        71,057            7,481           82,684
                                                          ------            -----           ------

Net Loss Available to Common Stockholders         $     (231,877)    $   (255,787)  $     (827,959)
                                                        =========         =======         =========

Loss Per Weighted Average Share of
 Common Stock                                     $        (0.01)    $      (0.01)  $        (0.04)
                                                           =====            ======           ======


Weighted Average Number of Common
 Shares Outstanding                                   23,052,404       19,060,737       23,052,404
                                                      ==========        =========       ==========

   The accompanying notes are an integral part of these financial statements.
                                        3

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               FROM INCEPTION (JULY 14, 1983) TO DECEMBER 31, 1998

                                                                                                            Loss
                                                                                                            Accumulated
                                                                                              Additional    During the
                                                 Preferred Stock      Common       Stock      Paid In       Development
                                                 Shares    Amount     Shares       Amount     Capital       Stage        Total
                                                 ------    ------     ------       ------     -------       -----        -----
Common Stock Issued For Cash at
$0.003 Per Share, August 26, 1983                0         $    0         20,368   $    0     $    15,000   $         0  $   15,000

Net Loss From Inception (July 14, 1983)
  Through December 31, 1983                                                                                      (2,888)     (2,888)
                                                 -------   ------        -------   -------    -----------        -------     -------

Balance, December 31, 1983                       0              0         20,368        0          15,000        (2,888)     12,112

Common Stock Issued - Public Offering at
   $0.01 Per Share, October 1984                                          52,036        1         130,089                   130,090

Cost of Offering                                                                                  (27,547)                  (27,547)

Net Loss, Year Ended December 31, 1984                                                                          (15,327)    (15,327)
                                                 -------   ------        -------   -------    -----------        -------     -------

Balance, December 31, 1984                       0              0         72,404        1         117,542       (18,215)     99,328

Capital Contribution, 1990                                                                          4,364                     4,364

Net Loss, Year Ended December 31, 1985
  Through 1990                                                                                                 (103,692)   (103,692)
                                                 -------   ------        -------   -------    -----------       -------     -------

Balance, December 31, 1990                       0              0         72,404        1         121,906      (121,907)          0

Capital Contribution, 1991                                                                            100                       100

Net Loss, Year Ended December 31, 1991                                                                             (100)       (100)
                                                 -------   ------        -------   -------    -----------        -------     -------
Balance, December 31, 1991                       0              0         72,404        1         122,006      (122,007)          0

Net Loss, Year Ended December 31, 1992                                                                             (141)       (141)
                                                 -------   ------        -------   -------    -----------        -------     -------
Balance, December 31, 1992                       0              0         72,404        1         122,006      (122,148)       (141)



The accompanying notes are an integral part of these financial statements.
                                   4

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               FROM INCEPTION (JULY 14, 1983) TO DECEMBER 31, 1998


                                                                                                            Loss
                                                                                                            Accumulated
                                                                                              Additional    During the
                                                 Preferred Stock      Common       Stock      Paid In       Development
                                                 Shares    Amount     Shares       Amount     Capital       Stage        Total
                                                 ------    ------     ------       ------     -------       -----        -----
Net Loss, Year Ended December 31, 1993                                                                             (204)       (204)
                                                 -------   ------        -------   -------    -----------        -------     -------
Balance, December 31, 1993                       0              0         72,404        1       122,006        (122,352)       (345)

Net Loss, Year Ended December 31, 1994                                                                             (100)       (100)
                                                 -------   ------        -------   -------    -----------        -------     -------
Balance, December 31, 1994                       0              0         72,404        1       122,006        (122,452)       (445)

Common Stock Issued To Satisfy Current
  Liabilities at $0.001 Per Share,
  December 31, 1995                                                       80,000        1        19,999                      20,000

Net Loss, Year Ended December 31, 1995                                                                          (22,215)    (22,215)
                                                 -------   ------        -------   -------    -----------        -------     -------
Balance, December 31, 1995                       0              0        152,404        2       142,005        (144,667)     (2,660)

Common Stock Issued In Exchange For
  Services at $0.005 Per Share, April
  16, 1996                                                             8,000,000       80         1,920                       2,000

Common Stock Issued For Cash at $0.05
  Per Share, May 9, 1996                                               8,000,000       80       199,920                     200,000

Net Loss, Year Ended December 31, 1996                                                                         (195,628)   (195,628)
                                                 -------   ------        -------   -------    -----------        -------     -------
Balance, December 31, 1996                       0              0     16,152,404      162       343,845        (340,295)      3,712

Common Stock Issued For Cash and
  Services at $0.15 Per Share, June 30,
  1997                                                                 4,000,000       40       299,960                     300,000


   The accompanying notes are an integral part of these financial statements.
                                        5

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               FROM INCEPTION (JULY 14, 1983) TO DECEMBER 31, 1998

                                                                                                            Loss
                                                                                                            Accumulated
                                                                                              Additional    During the
                                                 Preferred Stock      Common       Stock      Paid In       Development
                                                 Shares    Amount     Shares       Amount     Capital       Stage        Total
                                                 ------    ------     ------       ------     -------       -----        -----
Common Stock Issued For Cash at $0.50
  Per Share, October 24, 1997                                          2,000,000       20        499,990                    500,000

Common Stock Issued For Cash at $0.20
  Per Share, December 19, 1997                                           900,000        9        899,991                    900,000

Net Loss, Year Ended December 31, 1997                                                                         (255,787)   (255,787)
                                                 -------   ------        -------   -------    -----------       -------     -------
Balance, December 31, 1997                       0              0     23,052,404      231      2,043,776       (596,082)  1,447,925

Net Loss, Year Ended December 31, 1998                                                                         (231,877)   (231,877)
                                                 -------   ------        -------   -------    -----------       -------     -------
Balance, December 31, 1998                       0         $    0     23,052,404  $   231     $2,043,776    $  (827,959) $1,216,048
                                                 =         ======     ==========  =======     ==========    ===========  ==========




   The accompanying notes are an integral part of these financial statements.
                                        6

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997, AND
               FROM INCEPTION (JULY 14, 1983) TO DECEMBER 31, 1998


                                                                                                      From
                                                                                                      Inception
                                                                                                      (July 14,
                                                         Year Ended             Year Ended            1983) to
                                                         December 31,           December 31,          December 31,
                                                         1998                   1997                  1998
                                                         ----                   ----                  ----
Cash Flows From Operating Activities

   Net Loss                                              $     (231,877)        $   (255,787)         $ (827,959)

Adjustments to Reconcile Net Loss to Net
  Cash Used In Operating Activities

        Investment in Subsidiary                                 11,274                    0              11,274

        Depreciation and Amortization                             1,984                    0               1,984

        Common Stock Issued for Services                              0              255,000             257,000

        Common Stock Issued to Satisfy Current
         Liabilities                                                  0                    0              20,000

        Asset Write-Down                                         14,338                    0              14,338

   Changes in Assets and Liabilities

       (Increase) Decrease in Organization Costs                   (649)                   0               (649)

        Increase (Decrease) in Accrued Liabilities               17,814                    0              17,814
                                                                 ------         ------------           ---------

   Total Adjustments                                             44,761              255,000             321,761
                                                                 ------              -------            --------

Net Cash Used In Operating Activities                          (187,116)                (787)           (506,198)


Cash Flows From Investing Activities

   Purchase of Property and Equipment                            (9,921)                   0             (9,921)

   Investment, Cash Paid For Acquisition                        (29,000)                   0            (29,000)
                                                                -------         ------------             ------

Net Cash Flows Used In Investing Activities                     (38,921)                   0            (38,921)


Cash Flows From Financing Activities

   Proceeds From the Issuance of Common Stock                         0            1,445,000          1,790,090

   Cost of Public Offering                                            0                    0            (27,547)

   Cash Acquired in Connection with
    Acquisition of Subsidiary                                     3,388                    0              3,388

   Capital Contributions                                              0                    0              4,464
                                                                      -         ------------         ----------

Net Cash Provided By Financing Activities                         3,388            1,445,000          1,770,395
                                                                  -----            ---------          ---------


   The accompanying notes are an integral part of these financial statements.
                                        7

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                         (A Development Stage Company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997, AND
              FROM INCEPTION (JULY 14, 1983) TO DECEMBER 31, 1998

                                                                                                      From
                                                                                                      Inception
                                                                                                      (July 14,
                                                         Year Ended             Year Ended            1983) to
                                                         December 31,           December 31,          December 31,
                                                         1998                   1997                  1998
                                                         ----                   ----                  ----
Increase (Decrease) in Cash and Cash                           (222,649)          1,444,213            1,225,276
Equivalents


Cash and Cash Equivalents, Beginning of Year                  1,447,925               3,712                    0
                                                              ---------         -----------             ---------


Cash and Cash Equivalents, End of Year                   $    1,225,276         $ 1,447,925           $1,225,276
                                                              =========           =========             =========



Supplemental Disclosure of Cash Flow
Information:

Cash paid for:

   Interest                                              $          0           $         0           $         0
                                                              ========          ===========           ===========


   Income taxes                                          $          0           $         0           $         0
                                                              ========          ===========           ===========



Noncash Investing and Financing Activities:

   Issuance of Common Stock for Services                 $          0          $   255,000           $   257,000
                                                              =========             =======               =======


   Common Stock Issued to Satisfy Current                $          0           $         0           $    20,000
                                                              ========          ===========                ========
Liabilities

   Acquisition of 100% of Subsidiary in
    Exchange For Cash

      Details of Acquisition:

         Fair Value of Assets                            $       15,688

         Liabilities Assumed                                      1,026

         Book Value of Company                                   14,662

         Cash Paid For Acquisition                               29,000

         Goodwill Acquired                                       14,338

         Cash Acquired                                            3,388

         Total Acquisition                               $        17,726
                                                                  ======



   The accompanying notes are an integral part of these financial statements.
                                        8

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1 - ORGANIZATION
---------------------

     WhatsOnline.Com, Inc. (formerly American Alliance Corporation) (The Company) was incorporated under the laws of the State of Utah, on July 14, 1983 under the name Far West Gold, Inc., with an authorized capital of 50,000,000 shares of common stock with a par value of one mil ($.001) per share. The Company changed its name to Far West Resources, Inc. on May 14, 1996. On April 15, 1996, the Board of Directors authorized a reverse split of 500:1 that was approved by the stockholders on May 9, 1996. On September 22, 1997, the Company changed its name and state of incorporation from Far West Resources, Inc., a Utah Corporation, to American Alliance Corporation, a Nevada corporation, with the Nevada Corporation being the surviving corporation, and authorized a decrease in the par value of capital stock. Preferred stock par value was adjusted from $.10 to $.0001 and common stock par value was adjusted from $.001 to $.00001. On May 4, 1999, the Board of Directors approved a forward split, effective May 14, 1999, of the Company's common stock on a two-for-one basis, with the par value remaining the same. All per share and per share information have been adjusted retroactively to reflect the decrease in par value of common stock and the stock splits.

     On July 14, 1983, the Company, in connection with a 504D offering, issued 20,368 shares of common stock for cash at $.003 per share, or $15,000.

     During October, 1984, the Company issued 52,036 shares of common stock at $.01 per share or $130,090, less expenses of the offering of $27,547, for net cash of $102,543.

     For the year ended December 31, 1990, the Company received a capital contribution of $4,364 to pay expenses of the Company.

     For the year ended December 31, 1991, the Company received a capital contribution of $100 to pay expenses of the Company.

     For the year ended December 31, 1995, the Company issued 80,000 shares of common stock at $0.001 per share to satisfy current liabilities in the amount of $20,000.

     On April 16, 1996, the Company issued 8,000,000 shares of common stock at $0.0005 per share for services, or $2,000.

     On May 9, 1996, the Company issued 8,000,000 shares of common stock at $0.05 per share for cash in the amount of $200,000.

     On May 9, 1996, the stockholders authorized an increase in the number of shares that the Company has authority to issue to 105,000,000, of which 100,000,000 shares are $.001 par value common stock and 5,000,000 shares are $.10 par value preferred stock.

     On June 30, 1997, the Company issued 4,000,000 shares of common stock for cash of $45,000 and $255,000 for services at $0.15 per share, or $300,000.

   The accompanying notes are an integral part of these financial statements.
                                        9

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 - ORGANIZATION (CONTINUED)
---------------------------------

     On October 24, 1997, the Company issued 2,000,000 shares of common stock in a 505 D offering memorandum at $0.50 per share, or $500,000.

     On December 19, 1997, the Company issued 900,000 shares of common stock in a 504 D offering memorandum at $2.00 per share, or $900,000. See Note 6.

     On January 9, 1998, the Company organized American Alliance, Inc., its wholly owned subsidiary, under the laws of the State of Nevada with an authorized capital of 1,000 common shares with a par value of $0.001 per share, and with one share issued to American Alliance Corporation.

     On September 15, 1998, the Company acquired 100% of the outstanding common stock of Rowland, Carmichael and Associates, Inc., an Arizona-based broker dealer, for $29,000, for the development of an online brokerage service. The book value of the assets acquired was $14,662 less cash acquired of $3,388, for a net acquisition of $11,274. Excess of market value over book value of assets acquired, or goodwill, was $14,338. Subsequent to the acquisition, the Company decided not to enter into the business of Internet brokerage services due to the capital infusion required for advertising and marketing in order to attract and retain customers due to increased competition in this industry. Due to the Company's change in business direction, goodwill was determined to be permanently impaired and was written off, and is included in operations, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

     The Company is a development stage company, as defined in Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although its planned principal operations have commenced there have been no significant revenues derived therefrom.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

     A. Cash and Cash Equivalents
     ----------------------------

     The Company considers all highly liquid instruments with a maturity of three months or less when acquired to be cash and cash equivalents.

     B. Basis of Financial Statement Presentation
     --------------------------------------------

     The Company's financial statements are prepared using the accrual method of accounting.


   The accompanying notes are an integral part of these financial statements.
                                       10

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
----------------------------------------------------

     C. Concentration of Credit Risk
     -------------------------------

     The Company maintains U.S. dollar cash balances in Canadian banks that are not insured.

     D. Principles of Consolidation
     ------------------------------

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, American Alliance, Inc. and Rowland, Carmichael, & Associates, Inc. All material intercompany transactions have been eliminated in consolidation.

     E. Property and Equipment
     -------------------------

     Property and Equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful life of the assets, which is five years. Repairs and maintenance are charged to operations as incurred.

     F. Revenue Recognition
     ----------------------

     Revenues are recognized at time of performance of services.

     G. Earnings or Loss Per Share
     -----------------------------

     Basic earnings or loss per share has been computed based on the weighted average number of common shares outstanding and common share equivalents at the date of the financial statements. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by ("SFAS") No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. The number of shares used in computing earnings or loss per share at December 31, 1998 and 1997 was 23,052,404 and 19,060,737, respectively. All per share and per share information has been adjusted retroactively to reflect stock splits and changes in par value.

     H. Income Taxes
     ---------------

     The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," by which deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 4.

   The accompanying notes are an integral part of these financial statements.
                                       11

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                         (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
----------------------------------------------------

     I. Use of Estimates
     -------------------

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

     J. Business Segment Information
     -------------------------------

     The Company  implemented  SFAS No. 131,  "Disclosures  about Segments of an
     Enterprise and Related Information," on January 1, 1998. The Company operates in one industry. The Company is an aggregator and presentation portal for targeted Internet streaming media content. The Company offers a large, comprehensive selection of Internet programming, including sports, news, business and finance, health and medicine, technology politics, and religion. Among other content, the Company will broadcast live pay-per-view seminars and entertainment, trade shows, conferences, and training events on worldwide basis. There were no material amounts of sales or transfers among geographic areas or major customers within the United States.

     K. Pending Accounting Pronouncements
     ------------------------------------

     It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

NOTE 3 - PROPERTY AND EQUIPMENT
-------------------------------

     Property and equipment consists of computer equipment at December 31, 1998. Depreciation expense charged to operations during 1998 was $1,984.

NOTE 4 - INCOME TAXES
---------------------

     There is no current or deferred tax expense for the years ended December 31, 1998 and 1997, due to the Company's loss position. The benefits of timing differences have not been previously recorded.

     The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of


   The accompanying notes are an integral part of these financial statements.
                                       12

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 4 - INCOME TAXES (CONTINUED)
---------------------------------

     temporary differences comprising the deferred tax assets and deferred tax liabilities is a result of the following:

         Deferred Taxes                 1998                1997
         --------------                 ----                ----
         NOL Carryforwards              $    355,102        $   208,629
         Valuation Allowance                (355,102)          (208,629)
                                             -------            -------
         Net Deferred Tax Assets        $          0        $         0
                                        ============        ============

     A reconciliation between the statutory federal income tax rate and the effective rate of income tax expense for each of the years during the period ended December 31 follows:

                                                 1998          1997
                                                 ----          ----
         Statutory Federal Income Tax Rate       (35.0%)       (35.0%)
         Increase in Valuation Allowance          35.0%         35.0%
                                                  -----         -----
         Effective Income Tax Rate                 0.0%          0.0%
                                                  ======        ======

     The Company has available net operating loss carryforwards of $827,959 and $596,082 at December 31, 1998 and 1997, for tax purposes to offset future taxable income. The net operating loss carryforwards expire principally beginning in the year 2013.

NOTE 5 - STOCK OPTIONS
----------------------

     The Company has two stock option plans that provide for the granting of stock options to officers and key employees. The objectives of these plans include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire common stock. Options outstanding under the Company's two stock option plans have been granted at prices which are either equal to or above the market value of the stock on the date of grant and expire November 5, 2007 after the grant date.

     The status of the Company's stock option plans are summarized below as of December 31:


                                                        Number of       Option
                                                        Shares          Price
         Outstanding at December 31, 1996                       0       $0.00
                                                                -       -----
         Options Outstanding at December 31, 1997               0        0.00
         Granted Under the 1997 Stock Option Plan       2,500,000        1.00
         Granted Under the 1998 Stock Option Plan       2,400,000        2.00
                                                        ---------        ----
         Options Outstanding at December 31, 1998       4,900,000       $1.00-2.00
                                                        ==========      ==========


   The accompanying notes are an integral part of these financial statements.
                                       13

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 5 - STOCK OPTIONS (CONTINUED)
----------------------------------

     In accordance with the two stock option plan agreements, adjustments have been made to the common stock granted for the forward split, effective May 14, 1999, on a two-for-one basis. The option price payable per share was not changed.

     The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost for stock options is recognized for stock options awards granted at or above fair market value. Had compensation expense for the Company's stock-based compensation plans been determined under SFAS No. 123, based on the fair market value at the grant dates, the Company's pro forma net loss and pro forma net loss per share would have been reflected as follows:

                                     1998               1997
                                     ----               ----
         Net Loss
            As reported              $   (231,877)      $  (255,787)

            Pro forma                $ (2,811,951)      $(1,145,425)
         Net Loss Per Share
            As reported              $      (0.01)      $     (0.01)
            Pro forma                $      (0.12)      $     (0.06)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumption used for those options granted in 1998 and 1997, respectively: dividend yield of 0% and 0%, expected volatility of 76% and 173%, risk-free interest rates of 5% and 5%, and expected lives of 10 years and 10 years.

NOTE 6 - STOCK WARRANTS
-----------------------

     In connection with the 505 offering dated December 9, 1997, for 900,000 shares at $2.00 per share, the Company also issued 900,000 warrants to purchase common shares at $2.00 per share until December , 2001. As of date of these financial statements, all of the warrants are outstanding.

NOTE 7 - SUBSEQUENT EVENTS
--------------------------

     On March 8, 1999, the Company's subsidiary, American Alliance, Inc., entered into an agreement to acquire the domain name "WhatsOnLine.com" for consideration of $50,000. The agreement was completed on March 29, 1999, with all rights, title and interest in, and to, the domain name, conveying effective immediately. The Company changed its name to WhatsOnline.Com, Inc., on May 20, 1999.

     On May 4, 1999, the Board of Directors approved a forward split, effective May 14, 1999, of the Company's common stock on a two-for-one basis, with the par value remaining the same. All per share and per share information have been adjusted retroactively to reflect the stock split.

   The accompanying notes are an integral part of these financial statements.
                                       14

                                    CONTENTS

                                                                            Page
Consolidated Balance Sheet at June 30, 1999 (unaudited)
   and December 31, 1998                                                     F-2

Consolidated Statement of Operations for the Six Months Ended
   June 30, 1999 and 1998, and for the Period from Inception
   (July 14, 1998) to June 30, 1999 (unaudited)                              F-3

Consolidated Statement of Cash Flows For The Six Months ended
   June 30, 1999 and 1998, and for the Period from Inception
   (July 14, 1983) to June 30, 1999                                          F-4

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEET
                       JUNE 30, 1999 AND DECEMBER 31, 1998

                                                         (Unaudited)
                                                         June 30,         December 31,
                                                         1999             1998
                                                         ----             ----
                                     ASSETS
Current Assets
   Cash and Cash Equivalents                             $    765,045     $  1,225,276

   Security Deposits                                              673                0
                                                                  ---                -
Total Current Assets                                          765,718        1,225,276

Property and Equipment, Net                                    28,750            7,937

Other Assets
   Intangible Assets                                           50,000                0
   Organization Costs                                             649              649
                                                                  ---              ---
Total Other Assets                                             50,649              649

Total Assets                                             $    845,117     $  1,233,862
                                                         ============     ============


                      LIABILITIES AND STOCKHOLDERS' EQUIITY

Liabilities                                              $      5,441     $     17,814

Stockholders' Equity
    Preferred Stock: Authorized $0.0001 Par Value,
      5,000,000 shares; Issued and Outstanding, NONE                0                0
    Common Stock: Authorized $0.00001 Par Value,
      100,000,000 shares; Issued and Outstanding,
      23,132,404 and 23,052,404 at June 30, 1999
      and December 31, 1998, respectively                         231              115
    Addition Paid In Capital                                2,083,776        2,043,892

    Loss Accumulated During the Development Stage           (1,244,331)       (827,959)
                                                            ----------        --------

Total Stockholders' Equity                                     839,676      (1,216,048)
                                                               -------      ----------

Total Liabilities and Stockholder's Equity               $     845,117    $  1,233,862
                                                         =============    ============

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                  INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
             FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 1999 AND 1998
         AND FROM INCEPTION (July 14, 1983) to JUNE 30, 1999 (unaudited)


                                                      The Six          The Six         From
                                                      Months           Months          Inception
                                                      Period  Ended    Period Ended    (July 14, 1983)
                                                      June 30, 1999    June 30, 1998   to June 30, 1999
                                                      -------------    -------------   ----------------
Revenues                                              $           0    $           0   $       66,426

Operating Expenses
  General and Administrative                          $    (437,341)   $     (50,785)  $   (1,400,072)
Asset Write-Down                                                  0                0          (14,338)
                                                                  -                -           ------
Total Operating Expenses                                   (437,341)         (50,785)      (1,414,410)
                                                           --------          -------       ----------
Operating Loss                                        $    (437,341)   $     (50,785)      (1,347,984)

Other Income
  Interest Income                                            20,969    $      39,176          103,653
                                                             ------    -------------          -------

Net Loss Available to Common Stockholders             $    (416,372)   $     (11,609)  $   (1,244,331)
                                                      =============    =============   ==============

Loss Per Weighted Average Share of Common Stock       $       (0.02)   $         NIL   $        (0.05)
                                                      =============    =============   ==============

Weighted Average Number of Common Shares
   Outstanding                                            23,086,071      23,052,404       23,086,071
                                                          ==========      ==========       ==========

                             WHATSONLLINE.COM, INC.
                    (formerly AMERICAN ALLIANCE CORPORATION)
                          (A Development Stage Company)
                  INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998
         AND FROM INCEPTION (JULY 14, 1983) TO JUNE 30, 1999 (Unaudited)


                                                             Six Months         Six Months         From Inception
                                                             Ended              Ended              (July 14, 1983)
                                                             June 30, 1999      June 30, 1998      to June 30, 1999
                                                             -------------      -------------      ----------------
Cash Flows From Operating Activities:
  Net Loss                                                   $    (416,372)     $     (11,609)     $  (1,244,331)
  Adjustments to Reconcile Net Loss to Net Cash
   Used by Operating Activities
     Investment in  Subsidiary                                                                            11,274
     Depreciation                                                        0                431              1,984
     Common Stock Issued for Services                                    0                  0            257,000
     Common Stock Issued to Satisfy Current Liabilities                  0                  0             20,000
     Asset Write-Down                                                                                     14,338
     Changes in Assets and Liabilities
     (Increase) Decrease in Security Deposit                          (673)            (2,145)              (673)
     (Increase) Decrease in Intangible Assets                      (50,000)                 0            (50,000)
     (Increase) Decrease in Organization Costs                           0               (649)              (649)
     Increase (Decrease) in Accrued Liabilities                    (12,373)                 0              5,441
                                                                   --------               ---              -----
    Total Adjustments                                              (63,046)            (2,363)           258,715
                                                                   -------            -------             ------
Net Cash Used In Operating Activities                             (479,418)           (13,972)          (985,616)

Cash Flows From Investing Activities
  Purchase of Property and Equipment                               (20,813)            (9,921)           (30,734)
                                                                   -------                  -            -------
Investment Cash Paid for Acquisition of Subsidiary                       0                  0            (29,000)
                                                                         -                  -            -------
Net Cash Flows Used In Investing Activities                        (20,813)            (9,921)           (59,734)

Cash Flows From Financing Activities
   Proceed From the Issuance of Common Stock                             0                    0        1,790,090
   Cost of Public Offering                                               0                    0          (27,547)
   Cash Acquired in Connection with Acquisition of Subsidiary                                              3,388
   Capital Contributions                                                 0                    0            4,464
   Proceeds From Stock Options Exercised                            40,000                    0           40,000
                                                                    ------                    -           ------
Net Cash Provided By Financing Activities                           40,000                    0        1,810,395

Increase (Decrease) in Cash and Cash Equivalents                  (460,231)             (23,893)         765,045

Cash and Cash Equivalents at Beginning of Period                 1,225,276            1,447,925                0

Cash and Cash Equivalents at End of Period                   $     765,045      $     1,424,032    $       765,045
                                                             =============      ===============    ================

Supplemental Disclosure of Cash Flow Information:

Cash paid for:
     Interest                                                $           0      $             0    $              0
                                                             =============      ===============   ================
     Income taxes                                            $           0      $             0    $              0
                                                             =============      ===============   ================

Noncash Investing and Financing Activities:
     Issuance of Common Stock for Services                   $           0      $             0    $        257,000
                                                             =============      ===============   ================
     Common Stock Issued to Satisfy Current Liabilities      $           0      $             0    $         20,000
                                                             =============      ===============   ================
     Acquisition of 100% of Subsidiary in Exchange
      For Cash
        Details of Acquisition:
          Fair Value of Assets                                                                       $      15,688
          Liabilities Assumed                                                                                1,026
                                                                                                             -----
          Book Value of Company                                                                             14,662
          Cash Paid for Acquisition                                                                         29,000
                                                                                                            ------
          Goodwill Acquired                                                                                 14,338
          Cash Acquired                                                                                      3,388
                                                                                                             -----
          Total Acquisition                                                                          $      17,726
                                                                                                     =============


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   PRESENTATION OF INTERIM INFORMATION

     The accompanying unaudited interim consolidated financial statemetns have been prepared in accordance with Form 10SB and in the opinion of management of WhatsOnline.Com, Inc. (formerly American Alliance Corporation) (the Company), include all normal adjustments considered necessary to present fairly the financial position as of June 30, 1999, and the results of operations for the six months ended June 30, 1999 and 1998, and cash flows for the six months ended June 30, 1999 and 1998. These results have been determined on the basis of generally accepted accounting principles and practices and applied consistently with those used in the preparation of the Company's audited consolidated financial statements and notes for the year ended December 31, 1998.

     Certain information and footnote disclosures normally included in the financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that the accompanying unaudited interim consolidated financial statements be read in conjunction with the financial statements and notes thereto incorporated by reference in the Company's 1998 audited consolidated financial statements.

2.   FORWARD SPLIT OF COMMON STOCK

     On May 4, 1999, the Board of Directors approved a forward split, effective May 14, 1999, of the Company's common stock on a two-for-one basis, with the par value remaining the same. All per share and per share information have been adjusted retroactively to reflect the stock split.





                                    PART III
                                INDEX TO EXHIBITS


Exhibit 2
           2a    Merger of American Alliance Utah into American Alliance Nevada*
           2b    Stock Purchase Agreement with Rowland Carmichael*
Exhibit 3
           3a    Articles of Incorporation and Amendments*
           3b    Bylaws*
Exhibit 10
           10a   Domain Name Acquisition Agreement*
           10b   Escrow Agreement regarding Domain Name*
           10c   Joint Venture Agreement with Hollinger Digital*
Exhibit 23       Consent of Independent Auditor
Exhibit 27       Financial Data Schedule
Exhibit 99
           99a   Minutes regarding organization and stock issuance*
           99b   Minutes regarding offering and loans*
           99c   Minutes regarding stock to repay debt*
           99d   Minutes regarding 500:1 reverse split*
           99e   Minutes regarding acquisition and share issuance*
           99f   Minutes approving 504 offering*
           99g   Shareholders' minutes regarding Preferred Stock*
           99h   Minutes approving 504 offering*
           99i   Minutes regarding disposition of interest*
           99j   Shareholders' minutes regarding share increase and options*

           99k   Minutes regarding 504 offering*
           99l   Minutes regarding 1997 option plan*
           99m   Minutes regarding 505 offering*
           99n   Minutes regarding annual meeting*
           99o   Minutes regarding 2:1 forward split*
           99p   Minutes regarding name change*
           99q   1997 Stock Option Plan*
           99r   1998 Stock Option Plan*
           99s   504 offering dated April 23, 1996*
           99t   504 offering dated June 30, 1997*
           99u   504 offering dated October 1, 1997*
           99v   505 offering dated December 1, 1997*
           99w   Trademark Application for Domain Name*

* Indicates previously submitted exhibit

                                   SIGNATURES

         The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on August 17, 1999.


                                             WHATSONLINE.COM, INC.


                                             By  /s/ Harmel S. Rayat
                                             --  -------------------
                                             Harmel S. Rayat, Director, Chairman



         This offering statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Harmel S. Rayat                                  August 17, 1999
-------------------                                  -------------
Harmel S. Rayat, Director                            Date


/s/ Kesar S. Dhaliwal                                August 17, 1999
---------------------                                -------------
Kesar S. Dhaliwal, Director                          Date


/s/ Jasbinder Chohan                                 August 17, 1999
--------------------                                 -------------
Jasbinder Chohan, Director                           Date